Via Facsimile and U.S. Mail
Mail Stop 6010

April 28, 2008

Brian W. Nocco
Executive Vice President and Chief Financial Officer
XL Capital Ltd
XL House
One Bermudiana Road
Hamilton, Bermuda HM 11

Re: XL Capital Ltd
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 001-10804

Dear Mr. Nocco:

     We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 49
1. Impact of the Company's investment in and relationships with SCA

1.   Disaggregate the net par outstanding under guarantees of $2.9 billion related to RMBS and $3.3 billion related to ABS CDOs on page 51 and the $138 million related to RMBS and $769 million related to ABS CDOs exposure under

facultative agreements on page 50 by credit quality. Expand your disclosure to more fully explain the basis for your conclusion that no losses are expected under the SCA guarantees.

2. Impact of credit market movements on the Company's investment portfolio, page 51

2.   Please revise your disclosure to discuss whether the investment grade rating on the "topical asset" securities is dependent on guarantees issued by third parties. For those where this may be the case, please disclose the rating without the guarantee. In addition, please disclose the exposure to guarantor default including any significant concentration in a guarantor.

3.   Your disclosure here makes reference to the use of an "independent evaluation" for your "topical assets." While you are not required to make this reference, when you do, you must also disclose the name of the independent firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent firm.

Critical Accounting Policies and Estimates, page 56
4)Derivative Instruments, page 66

4.   Please revise your disclosure to include the impact of reasonably likely changes in the key assumptions you have used to estimate the fair value of the CDS contracts held by SCA on your financial statements.

5) Other Than Temporary Declines in Investments, page 66

5.   Your disclosure should enable an investor to understand how you establish the fair value of your investments when market quotations are not available. Please revise your disclosures to address the following, if material:

- Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value, preferably in a tabular format;
- Describe the methods used to estimate fair value;
- Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived; and
- Disclose whether the valuation models used have changed from prior periods.

2. Significant Accounting Policies, page 104
(q) Fair Value of Financial Instruments, page 111

6.   Your disclosure here as well as in other portions of the document makes reference to the use of an independent pricing service. While you are not required to make

these references, when you do, you must also disclose the name of the independent pricing service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service.

3. Security Capital Assurance ("SCA"), page 114

7.   Please tell us why you recorded losses on reinsurance transactions with SCA within 'Net loss from operating affiliates'. Include any specific references to the applicable authoritative literature that supports this accounting classification.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-361 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief
       Accountant